SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________________________________

PhotoMedex, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________________________________________

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

_____________________________________________________

719 358 301
(CUSIP Number of Class of Securities Underlying Options)

_____________________________________________________
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Dennis McGrath
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, Pennsylvania 18936
(215) 619-3600
_____________________________________________________

Copies of all correspondence to:

Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
Fax (215) 963-5001
_____________________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$152,040	$10.84

*
Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 28,000 shares of Common Stock of Issuer, having an aggregate value of $152,040 as of December 1, 2010 will be issued pursuant to this offer.  The aggregate value of such shares was calculated based on the closing price of $5.43 of the Common Stock on December 1, 2010.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10.84
Form or Registration No.:	Schedule TO
Filing party:	PhotoMedex, Inc.
Date filed:	December 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2010, as amended by Amendment No. 1 to the Schedule TO filed with the Commission on December 15, 2010, relating to an offer by PhotoMedex, Inc., a Delaware corporation (the “Company”), to exchange (the “Exchange Offer”) up to 28,000 shares of Common Stock for options to purchase an aggregate of approximately 69,562 shares of Common Stock of the Company, whether vested or unvested, that were granted under the Company’s 2005 Equity Compensation Plan, the Company’s 2000 Non-Employee Director Stock Option Plan, the ProCyte 2004 Stock Option Plan (frozen since December 2005), and the ProCyte 1996 Stock Option Plan (frozen since December 2005) and that have exercise prices greater than $10.00 per share (the “Eligible Options”).  The Exchange Offer is made on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options for Common Stock (the “Offer to Exchange”), the Instructions to Election Form and Information Sheet and Election Form and Information Sheet (the “Election Form and Information Sheet”) and the Transmittal Letter, which, as amended or supplemented from time to time, together constitute the offer.

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.  Copies of the Offer to Exchange, the Election Form and Information Sheet and the Letter of Transmittal dated December 1, 2010 were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively.  Copies of the Amendment to the Offer to Exchange, including Annex A, Selected Summarized Financial Data, the Revised Election Form and Information Sheet and the Transmittal Letter, dated December 14, 2010 were previously filed with Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(D), (a)(1)(E) and (a)(1)(F), respectively.

The information in the Offer to Exchange, the Election Form and Information Sheet, the Letter of Transmittal dated December 1, 2010, the Amendment to the Offer to Exchange, the Revised Election Form and Information Sheet and the Transmittal Letter, dated December 14, 2010, including all schedules and annexes thereto, is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10.	Financial Statements.

Item 10 of the Schedule TO, as amended, is hereby amended and supplemented by adding the following:

(a)	Financial Information.

The following information is provided under Item 1010(a)(3) (dollars in ‘000s).

	Year ended		3 mos ended		6 mos ended		9 mos ended
	12/31/09	12/31/08	3/31/10	3/31/09	6/30/10	6/30/09	9/30/10	9/30/09

Ratio of earnings to fixed charges	-1.13	-6.28	0.00	-0.03	-0.08	-0.51	-0.27	-0.72

Dollar deficiency	$10,521	$11,128	$3,916	$3,512	$5,076	$6,222	$6,911	$8,233

The ratio of earnings to fixed charges for the interim periods provided under Item 1010(c)(4) is provided in a revision to Annex A, Selected Summarized Financial Data, which is an attachment to Exhibit (a)(1)(G).

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options for Common Stock, including Schedules A and B*

(a)(1)(B)	Instructions To Election Form And Information Sheet, and Election Form and Information Sheet*

(a)(1)(C)	Transmittal Letter, dated December 1, 2010*

(a)(1)(D)	Amendment to the Offer to Exchange, including Annex A, Selected Summarized Financial Data*

(a)(1)(E)	Revised Instructions To Election Form And Information Sheet, and Election Form and Information Sheet*

(a)(1)(F)	Transmittal Letter, dated December 14, 2010*

(a)(1)(G)	Second Amendment to the Offer to Exchange, including revisd Annex A

(a)(1)(H)	Transmittal Letter, dated December 17, 2010

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

PhotoMedex, Inc.

/s/ Dennis McGrath
President and Chief Executive Officer

Date: December 17, 2010